Exhibit 99.1

ATA Creativity Global Reports 2020 Second Quarter Financial Results

Conference Call on Wednesday, August 12, 2020, at 9 p.m. ET with Accompanying Investor Presentation

Beijing, China, August 12, 2020 (NY)/ August 13, 2020 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the quarter and six months ended June 30, 2020 (“Second Quarter 2020” and “First Half 2020”, respectively).

Second Quarter 2020 Highlights

•

During Second Quarter 2020, student enrollment was 772, of which 444 were enrolled in the Portfolio Training Program (as defined below). Approximately 27,933 credit hours (i.e., the standard unit measuring educational credit for the Portfolio Training Program; each credit hour roughly equals to one hour of time committed) were delivered during Second Quarter 2020.

•	Second Quarter 2020 net revenues of RMB26.4 million (US$3.7 million), primarily driven by revenues from portfolio training services
•	Student enrollments and net revenues continued to be impacted by the coronavirus disease (“COVID-19”) during Second Quarter 2020.
•

Second Quarter 2020 net loss from continuing operations attributable to ACG of RMB32.1 million (US$4.5 million), compared to net loss from continuing operations attributable to ACG of RMB18.2 million in the prior-year period

•	First Half 2020 net revenues of RMB59.1 million (US$8.4 million)
•

First Half 2020 net loss from continuing operations attributable to ACG of RMB52.5 million (US$7.4 million), compared to net loss from continuing operations attributable to ACG of RMB31.1 million in the prior-year period

•	RMB119.7 million (US$16.9 million) in cash and cash equivalents as of June 30, 2020

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “ATA Creativity Global continues to see stable enrollment rates and favorable trends in student engagement as we manage the challenges created by the COVID-19 pandemic. We have prioritized the health and well-being of our students and employees by providing students with the option of continuing their studies online and implementing remote working protocols for our employees. We are pleased that the public health situation in China has improved to where almost all of our employees are able to report to work in the office, and as a result of our sales team being able to operate at capacity, our sales pipeline is seeing a resurgence. Having navigated these first few months of the pandemic, we certainly realize the need for and benefits of the flexibility that the online delivery method provides from both a teaching and learning perspective, as well as a business perspective. We continue to support our students via online platform and are encouraging students to continue pursuing their studies remotely while in-person teaching remains unavailable in certain areas. With the increased flexibility that these technologies present us, we are exploring additional academic offerings and marketing initiatives to drive future enrollment growth.”

Outlook/Impact of COVID-19

Mr. Jun Zhang, President of ACG, stated, “We were pleased that many students in our portfolio training programs chose to continue their studies during Second Quarter 2020. Learning any subject, especially in areas like art and creativity, requires a level of personal interaction, between student and teacher and between student and peers. While some students have decided to put their studies on hold, many are finding the online delivery method effective and perhaps even preferable for certain coursework. ACG has been fortunate in its ability to leverage its operating flexibility in this environment, and we are adapting our business model accordingly. We continue to closely monitor the global situation, particularly as it relates to our educational travel programs. As many of our partner institutions cancelled their regular summer programs, this business was significantly impacted during the second and third quarters of 2020. As an alternative to the traditional educational travel programs, we are pleased to be partnering with some renowned overseas art schools and institutions in offering shorter online summer school programs where students who complete these courses can obtain completion certificates, as well as other short-term online bootcamps led by recognized teachers invited from these overseas institutions to cooperate with ACG’s own teachers. These summer programs generated approximately RMB1.3 million in revenues in Second Quarter 2020. With the majority of online summer programs and domestic educational tours having occurred in July/August, we expect more contributions from these businesses in the current quarter.”

Operating Review

Enrollment Update

ACG’s main line of business primarily consists of training for students focused on arts and creative studies (the “Portfolio Training Program”). Teachers guide students in preparing a collection of artwork that demonstrates how a student’s skills and ideas have developed over time and helps universities and colleges evaluate the student’s potential. These courses are delivered either in person through ACG’s nationwide training center network or via online platform. The Portfolio Training Program consists of time-based programs and project-based programs.

ACG student enrollment for Second Quarter 2020 was 772, of which 444 were enrolled in the Portfolio Training Program.

A total of 27,933 credit hours were delivered during Second Quarter 2020, of which 16,191 credit hours were delivered for time-based programs and 11,742 credit hours were delivered for project-based programs.

The following is a summary of the credit hours delivered for the Portfolio Training Program, for the period beginning April 1, 2020, to June 30, 2020, compared to those for the prior-year period:

	Apr. 1 – June 30, 2020	Apr. 1 – June 30, 2019	% Change
	No. of Credit Hours	No. of Credit Hours

Time-based Program	16,191	20,925	(22.6%)
Project-based Program	11,742	9,240	27.1%
Total	27,933	30,165	(7.4%)

During Second Quarter 2020, 328 students were enrolled in ACG’s other programs, which consists of overseas study counseling and foreign language training services enrollments as well as enrollments for other educational services such as short-term online summer school and bootcamp programs currently being held online.

GAAP Results

Note: Impact of Huanqiuyimeng Acquisition on and Certain Adjustments to the Company’s Financial Statements

Following the completion of the Beijing Huanqiuyimeng Education Consultation Corp. (“Huanqiuyimeng”) business acquisition whereby Huanqiuyimeng became a wholly owned subsidiary of the Company in 2019, the financial results presented in this press release incorporate financial contributions from Huanqiuyimeng for Second Quarter 2020 and First Half 2020. In addition, the Company has applied acquisition accounting and made purchase price allocation (“PPA”) adjustments to various assets acquired and liabilities assumed from the Huanqiuyimeng business acquisition.

Second Quarter 2020 Financial Review

ACG’s total net revenues for Second Quarter 2020 were RMB26.4 million (US$3.7 million), compared to RMB1.4 million in the prior-year period, driven primarily by revenue from the Huanqiuyimeng business. Net revenues for this quarter include a negative adjustment of RMB6.0 million resulting from amortization of the difference between the carrying value of deferred revenues in Huanqiuyimeng’s book and the fair value of deferred revenues assessed from the PPA process applied to the Huanqiuyimeng business acquisition (“PPA Adjustment to Net Revenues”). Revenues from portfolio training programs were RMB19.4 million, or 73.7% of total net revenues, during the period. Revenues from overseas study counselling services, other educational services and the K-12 business were RMB7.0 million, or 26.3% of total net revenues during the period.

Gross profit for Second Quarter 2020 was RMB6.6 million (US$0.9 million), compared to gross loss of RMB24,731 in the prior-year period. Gross margin was 25.1% during the period, compared to negative gross margin of 1.8% in the prior-year period, prior to the Huanqiuyimeng business acquisition. Excluding the PPA Adjustment to Net Revenues stated above, gross margin for Second Quarter 2020 would have been 39.0%.

Total operating expenses for Second Quarter 2020 were RMB45.2 million (US$6.4 million), compared to RMB19.9 million in the prior-year period, primarily due to increased selling, general and administrative (SG&A) expenses of RMB24.7 million related to the acquired Huanqiuyimeng operations.

Loss from continuing operations for Second Quarter 2020 was RMB38.5 million (US$5.4 million), compared to RMB20.2 million in the prior-year period as a result of the increased operating expenses mentioned above.

Net loss from continuing operations attributable to ACG for Second Quarter 2020 was RMB32.1 million (US$4.5 million), compared to RMB18.2 million in the prior-year period.

For Second Quarter 2020, basic and diluted losses from continuing operations per common share attributable to ACG were both RMB0.54 (US$0.08), compared to RMB0.41 for the prior-year period. Basic and diluted losses from continuing operations per ADS attributable to ACG were both RMB1.08 (US$0.16), compared to RMB0.82 in the prior-year period.

First Half 2020 Financial Review

ACG’s total net revenues for First Half 2020 were RMB59.1 million (US$8.4 million), compared to RMB3.0 million in the prior-year period, driven primarily by revenue from the Huanqiuyimeng business. Net revenues for the period include a negative adjustment of RMB12.0 million resulting from the PPA Adjustment to Net Revenues, as noted above. Revenues from portfolio training programs were RMB38.1 million, or 64.6% of total net revenues, during the period. Revenues from other education services and the K-12 business were RMB21.0 million, or 35.4% of total net revenues during the period.

Gross profit for First Half 2020 was RMB18.4 million (US$2.6 million), compared to RMB0.4 million in the prior-year period. Gross margin was 31.1% during the period, compared to 12.9% in the prior-year period, prior to the Huanqiuyimeng Acquisition. Excluding the PPA Adjustment to Net Revenues stated above, gross margin for First Half 2020 would have been 42.7%.

Total operating expenses for First Half 2020 were RMB83.7 million (US$11.8 million), compared to RMB36.4 million in the prior-year period, primarily due to increased SG&A expenses of RMB52.2 million related to Huanqiuyimeng operations, partially offset by an RMB1.9 million decrease in share-based compensation expense and an RMB5.0 million decrease in labor costs as a result of streamlining operations.

Loss from continuing operations for First Half 2020 was RMB65.0 million (US$9.2 million), compared to RMB35.6 million in the prior-year period as a result of the increased operating expenses mentioned above.

Net loss from continuing operations attributable to ACG for First Half 2020 was RMB52.5 million (US$7.4 million), compared to RMB31.1 million in the prior-year period.

For First Half 2020, basic and diluted losses from continuing operations per common share attributable to ACG were both RMB0.89 (US$0.13), compared to RMB0.72 for the prior-year period. Basic and diluted losses from continuing operations per ADS attributable to ACG were both RMB1.78 (US$0.26), compared to RMB1.44 in the prior-year period.

Non-GAAP Measures

Adjusted net loss attributable to ACG for Second Quarter 2020, which excludes share-based compensation expense and foreign currency exchange loss (non-GAAP), was RMB31.7 million (US$4.5 million), compared to adjusted net loss of RMB12.4 million in the prior-year period.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Second Quarter 2020, were RMB0.53 (US$0.08). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Second Quarter 2020 were RMB1.06 (US$0.16).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Second Quarter 2020 was 31.3 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of June 30, 2020, ACG’s cash and cash equivalents were RMB119.7 million (US$16.9 million), working capital deficit was RMB119.4 million (US$16.9 million), and total shareholders’ equity was RMB247.3 million (US$35.0 million); compared to cash and cash equivalents of RMB154.2 million, working capital deficit of RMB81.3 million, and total shareholders’ equity of RMB305.6 million, respectively, as of December 31, 2019.

Update on Share Repurchase Program

In May 2020, ACG’s Board of Directors approved a share repurchase plan authorizing the Company to repurchase up to US$1.0 million of its issued and outstanding ADSs on the open market and through privately negotiated transactions. By August 1, 2020, the Company had repurchased 450,337 ADSs at an average stock price of US$1.2631. This share repurchase plan continues through December 31, 2020. The Board may suspend or discontinue the repurchase program at any time. This repurchase program does not obligate ACG to make additional repurchases at any specific time or in any specific situation.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 9 p.m. Eastern Time on Wednesday, August 12, 2020 (9 a.m. Beijing time on Thursday, August 13, 2020), during which management will discuss the results of the quarter and six months ended June 30, 2020. Investors are welcome to send any questions in advance of the conference call either through the webcast portal or via email to the Company’s contacts listed below.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (800) 230-3019
International (Toll):	+1 (617) 597-5413

	Toll-Free	Local Access
China:	(800) 990 1345	(400) 881 1630
Hong Kong:	(800) 962844	3071 5030

Participant Passcode:	96121353#

A live webcast of the conference call can be accessed at the investor relations section of ACG’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/36019.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ACG’s website. To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ACG’s website and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, educational travel, overseas study counseling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s strategy of becoming a leading international education service provider; ACG’s plans for mergers and acquisitions generally; the benefits of the Huanqiuyimeng Acquisition; ACG’s ability to operate efficiently and maintain continued financial strength under unusual circumstances; ACG’s growth strategy and subsequent business activities; market demand for ACG’s portfolio training programs and other education services; the impact of the COVID-19 outbreak on ACG and its operations; ACG’s plan and anticipated benefits of the measures implemented in response to the COVID-19 outbreak; and the implementation, suspension or termination of the share repurchase program.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to integrate the acquired business, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the outbreak of COVID-19 and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2019, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2019.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter and six months ended June 30, 2020, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB7.0651 to US$1.00, the noon buying rate as of June 30, 2020, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	154,197,758	119,721,055	16,945,415
Accounts receivable, net	214,591	804,138	113,818
Subscription receivable	8,530,931	—	—
Prepaid expenses and other current assets	16,490,369	16,939,848	2,397,681
Loan receivable, net	4,126,502	4,187,605	592,717
Total current assets	183,560,151	141,652,646	20,049,631

Long-term investments	45,726,391	45,726,391	6,472,151
Goodwill	200,478,795	196,454,927	27,806,390
Property and equipment, net	42,070,794	39,807,466	5,634,381
Intangible assets, net	135,599,770	124,629,343	17,640,139
Right-of-use assets	40,786,291	24,485,273	3,465,665
Deferred income tax assets	11,464,891	11,238,150	1,590,657
Other non-current assets	16,402,750	18,887,228	2,673,314
Total assets	676,089,833	602,881,424	85,332,328

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	47,747,054	45,966,325	6,506,111
Short-term loan	4,991,000	5,000,000	707,704
Payable for business acquisition	19,642,082	4,642,082	657,044
Lease liabilities-current	20,556,017	15,168,450	2,146,955
Deferred revenues	171,880,131	190,302,136	26,935,519
Total current liabilities	264,816,284	261,078,993	36,953,333

Other non-current liabilities	12,500,120	8,088,917	1,144,912
Deferred income tax liabilities	48,241,809	39,749,966	5,626,243
Total liabilities	325,558,213	308,917,876	43,724,488

Mezzanine equity-redeemable non-controlling interests	44,896,428	46,652,818	6,603,278

Shareholders’ equity:
Common shares	4,692,312	4,716,675	667,602
Treasury shares	(27,737,073)	(29,538,999)	(4,180,974)
Additional paid-in capital	560,814,066	560,629,110	79,351,900
Accumulated other comprehensive loss	(37,478,167)	(35,904,707)	(5,081,981)
Retained earnings (accumulated deficit)	(200,151,065)	(255,592,375)	(36,176,753)
Total shareholders’ equity attributable to ACG	300,140,073	244,309,704	34,579,794
Non-redeemable non-controlling interests	5,495,119	3,001,026	424,768
Total shareholders’ equity	305,635,192	247,310,730	35,004,562
Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	676,089,833	602,881,424	85,332,328

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	June 30,	June 30,	June 30,
	2019	2020	2020
	RMB	RMB	USD
Net revenues	1,366,185	26,396,218	3,736,142
Cost of revenues	1,390,916	19,764,559	2,797,492
Gross profit (loss)	(24,731)	6,631,659	938,650

Operating expenses:
Research and development	3,352,837	2,025,581	286,702
Sales and marketing	1,343,997	9,943,378	1,407,394
General and administrative	15,186,597	33,277,466	4,710,120
Total operating expenses	19,883,431	45,246,425	6,404,216
Other operating income, net	(247,958)	111,483	15,779
Loss from continuing operations	(20,156,120)	(38,503,283)	(5,449,787)
Other income (expense):
Investments loss	—	(1,092,035)	(154,568)
Interest income, net of interest expenses	922,952	263,513	37,298
Foreign currency exchange gain, net	18,564	8,104	1,147
Loss from continuing operations before income taxes	(19,214,604)	(39,323,701)	(5,565,910)
Income tax benefit	—	(5,386,716)	(762,440)
Loss from continuing operations, net of income taxes	(19,214,604)	(33,936,985)	(4,803,470)
Discontinued operations:
Income from discontinued operations, net of income taxes	4,894,198	—	—
Net loss	(14,320,406)	(33,936,985)	(4,803,470)
Net loss attributable to redeemable non-controlling interests from continuing operations	(478,112)	(575,117)	(81,403)
Net loss attributable to non-redeemable non-controlling interests from continuing operations	(573,735)	(1,281,273)	(181,352)
Net loss attributable to ACG	(13,268,559)	(32,080,595)	(4,540,715)
Net loss from continuing operations attributable to ACG	(18,162,757)	(32,080,595)	(4,540,715)
Net income from discontinued operations attributable to ACG	4,894,198	—	—

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	1,236,400	(1,222,042)	(172,969)
Comprehensive loss attributable to ACG	(12,032,159)	(33,302,637)	(4,713,684)

Basic and diluted losses per common share attributable to ACG	(0.31)	(0.54)	(0.08)
Basic and diluted losses per ADS attributable to ACG	(0.62)	(1.08)	(0.16)
Basic and diluted losses from continuing operations per common share attributable to ACG	(0.41)	(0.54)	(0.08)
Basic and diluted earnings (losses) from discontinued operations per common share attributable to ACG	0.10	—	—
Basic and diluted losses from continuing operations per ADS attributable to ACG	(0.82)	(1.08)	(0.16)
Basic and diluted earnings (losses) from discontinued operations per ADS attributable to ACG	0.20	—	—

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Six-month Period Ended
	June 30,	June 30,	June 30,
	2019	2020	2020
	RMB	RMB	USD
Net revenues	2,982,593	59,099,623	8,365,009
Cost of revenues	2,599,014	40,744,111	5,766,955
Gross profit	383,579	18,355,512	2,598,054

Operating expenses:
Research and development	6,361,789	4,406,670	623,724
Sales and marketing	3,179,011	21,446,003	3,035,485
General and administrative	26,889,212	57,819,609	8,183,834
Total operating expenses	36,430,012	83,672,282	11,843,043
Other operating income, net	456,901	346,935	49,105
Loss from continuing operations	(35,589,532)	(64,969,835)	(9,195,884)
Other income (expense):
Investments loss	—	(1,124,462)	(159,157)
Interest income, net of interest expenses	2,100,131	651,092	92,156
Foreign currency exchange gain (loss), net	14,752	(61,024)	(8,637)
Loss from continuing operations before income taxes	(33,474,649)	(65,504,229)	(9,271,522)
Income tax benefit	—	(8,173,252)	(1,156,849)
Loss from continuing operations, net of income taxes	(33,474,649)	(57,330,977)	(8,114,673)
Discontinued operations:
Income from discontinued operations, net of income taxes	4,894,198	—	—
Net loss	(28,580,451)	(57,330,977)	(8,114,673)
Net loss attributable to redeemable non-controlling interests from continuing operations	(1,096,839)	(1,147,865)	(162,470)
Net loss attributable to non-redeemable non-controlling interests from continuing operations	(1,316,208)	(3,646,060)	(516,066)
Net loss attributable to ACG	(26,167,404)	(52,537,052)	(7,436,137)
Net loss from continuing operations attributable to ACG	(31,061,602)	(52,537,052)	(7,436,137)
Net income from discontinued operations attributable to ACG	4,894,198	—	—

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	130,146	1,573,460	222,709
Comprehensive loss attributable to ACG	(26,037,258)	(50,963,592)	(7,213,428)

Basic and diluted losses per common share attributable to ACG	(0.62)	(0.89)	(0.13)
Basic and diluted losses per ADS attributable to ACG	(1.24)	(1.78)	(0.26)
Basic and diluted losses from continuing operations per common share attributable to ACG	(0.72)	(0.89)	(0.13)
Basic and diluted earnings (losses) from discontinued operations per common share attributable to ACG	0.10	—	—
Basic and diluted losses from continuing operations per ADS attributable to ACG	(1.44)	(1.78)	(0.26)
Basic and diluted earnings (losses) from discontinued operations per ADS attributable to ACG	0.20	—	—

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Six-month Period Ended
	June 30,	June 30,	June 30,	June 30,
	2019	2020	2019	2020
	RMB	RMB	RMB	RMB
GAAP net loss attributable to ACG	(13,268,559)	(32,080,595)	(26,167,404)	(52,537,052)
Share-based compensation expenses	911,672	411,293	2,902,107	996,092
Foreign currency exchange loss (gain), net	(18,564)	(8,104)	(14,752)	61,024
Non-GAAP net loss attributable to ACG	(12,375,451)	(31,677,406)	(23,280,049)	(51,479,936)

GAAP losses per common share attributable to ACG
Basic and diluted	(0.31)	(0.54)	(0.62)	(0.89)

Non-GAAP losses per common share attributable to ACG
Basic and diluted	(0.29)	(0.53)	(0.55)	(0.87)